UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, Par Value $0.0001
(Title of Class of Securities)

G21515104
(CUSIP Number)

Andrew Chan
Chief Financial Officer
Centurium Capital Management Ltd.
22th Floor, Building A1, Central Park Plaza
No. 10 Yard, Chaoyang Park South Road
Chaoyang District, Beijing
People’s Republic of China
+86 (10) 5929 3666

With a copy to:

Howard Zhang, Esq.
Davis Polk & Wardwell LLP

2201 China World Office 2

No. 1 Jian Guo Men Wai Avenue

Chaoyang District, Beijing, 100004

People’s Republic of China

+86 10 8567 5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

March 8, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104
	1.	Names of Reporting Persons. Beachhead Holdings Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,252,184 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,252,184 ordinary shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,252,184 ordinary shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 13.3%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 39,361,616 Ordinary Shares issued and outstanding as of December 31, 2018 as provided in the Issuer’s Form 6-K filed on March 6, 2019.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital Partners 2018, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,391,170 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,391,170 ordinary shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,391,170 ordinary shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 11.2%(1)
	14.	Type of Reporting Person (See Instructions) PN

(1)	Percentage calculated based on 39,361,616 Ordinary Shares issued and outstanding as of December 31, 2018 as provided in the Issuer’s Form 6-K filed on March 6, 2019.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital Partners 2018 GP Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,391,170 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,391,170 ordinary shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,391,170 ordinary shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 11.2%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 39,361,616 Ordinary Shares issued and outstanding as of December 31, 2018 as provided in the Issuer’s Form 6-K filed on March 6, 2019.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital 2018 Co-invest, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 861,014 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 861,014 ordinary shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 861,014 ordinary shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 2.2%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 39,361,616 Ordinary Shares issued and outstanding as of December 31, 2018 as provided in the Issuer’s Form 6-K filed on March 6, 2019.

CUSIP No. G21515104

	1.	Names of Reporting Persons. Centurium Capital 2018 SLP-B Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 861,014 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 861,014 ordinary shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 861,014 ordinary shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 2.2%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 39,361,616 Ordinary Shares issued and outstanding as of December 31, 2018 as provided in the Issuer’s Form 6-K filed on March 6, 2019.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Holdings Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,252,184 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,252,184 ordinary shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,252,184 ordinary shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 13.3%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 39,361,616 Ordinary Shares issued and outstanding as of December 31, 2018 as provided in the Issuer’s Form 6-K filed on March 6, 2019.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Holdings (BVI) Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,252,184 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,252,184 ordinary shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,252,184 ordinary shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 13.3%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 39,361,616 Ordinary Shares issued and outstanding as of December 31, 2018 as provided in the Issuer’s Form 6-K filed on March 6, 2019.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Hui Li
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,252,184 ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,252,184 ordinary shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,252,184 ordinary shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 13.3%(1)
	14.	Type of Reporting Person (See Instructions) IN

(1)	Percentage calculated based on 39,361,616 Ordinary Shares issued and outstanding as of December 31, 2018 as provided in the Issuer’s Form 6-K filed on March 6, 2019.

Pursuant to Rule 13d-2 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D/A (this “Amendment No. 5”) amends and supplements the Schedule 13D filed on September 4, 2018, as amended by Amendment No. 1 filed on November 19, by Amendment No. 2 filed on December 18, 2018, by Amendment No. 3 filed on January 8, 2019 and by Amendment No. 4 filed on February 4, 2019 (the “Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

This Amendment No. 5 is being filed to report purchases of additional Shares in the open market in multiple transactions.

Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Between February 4, 2019 and March 8, 2019, Beachhead made open market purchases of an aggregate of 394,007 Ordinary Shares for an aggregate consideration of $31,756,681.12 (excluding brokerage commissions), pursuant to the 10b5-1 Plan (as defined below) using funds from capital contributions from its shareholders.

1.	On February 4, 2019, Beachhead purchased 13,048 Ordinary Shares at an average price of $79.4283 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

2.	On February 5, 2019, Beachhead purchased 15,887 Ordinary Shares at an average price of $78.9949 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

3.	On February 6, 2019, Beachhead purchased 10,700 Ordinary Shares at an average price of $79.6110 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

4.	On February 7, 2019, Beachhead purchased 14,239 Ordinary Shares at an average price of $78.0174 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

5.	On February 8, 2019, Beachhead purchased 7,948 Ordinary Shares at an average price of $79.2696 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

6.	On February 11, 2019, Beachhead purchased 17,672 Ordinary Shares at an average price of $79.6703 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

7.	On February 12, 2019, Beachhead purchased 30,283 Ordinary Shares at an average price of $80.6748 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

8.	On February 13, 2019, Beachhead purchased 15,583 Ordinary Shares at an average price of $80.7674 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

9.	On February 14, 2019, Beachhead purchased 6,143 Ordinary Shares at an average price of $80.8714 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

10.	On February 15, 2019, Beachhead purchased 31,245 Ordinary Shares at an average price of $81.4015 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

11.	On February 19, 2019, Beachhead purchased 18,150 Ordinary Shares at an average price of $80.2643 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

12.	On February 20, 2019, Beachhead purchased 21,641 Ordinary Shares at an average price of $81.0487 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

13.	On February 21, 2019, Beachhead purchased 13,735 Ordinary Shares at an average price of $79.8469 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

14.	On February 22, 2019, Beachhead purchased 15,920 Ordinary Shares at an average price of $80.5196 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

15.	On February 25, 2019, Beachhead purchased 45,000 Ordinary Shares at an average price of $81.5663 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

16.	On February 26, 2019, Beachhead purchased 20,528 Ordinary Shares at an average price of $81.1039 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

17.	On February 27, 2019, Beachhead purchased 27,812 Ordinary Shares at an average price of $80.9300 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

18.	On February 28, 2019, Beachhead purchased 20,379 Ordinary Shares at an average price of $80.3846 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

19.	On March 1, 2019, Beachhead purchased 23,683 Ordinary Shares at an average price of $81.2593 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

20.	On March 4, 2019, Beachhead purchased 12,260 Ordinary Shares at an average price of $80.9197 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

21.	On March 5, 2019, Beachhead purchased 7,585 Ordinary Shares at an average price of $81.6881 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

22.	On March 7, 2019, Beachhead purchased 1,500 Ordinary Shares at an average price of $81.1589 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

23.	On March 8, 2019, Beachhead purchased 3,066 Ordinary Shares at an average price of $81.9198 per share in open market purchases pursuant to the Rule 10b5-1 Plan.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)–(b) The following information with respect to the ownership of Ordinary Shares by the Reporting Persons filing this statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Ordinary Shares Held Directly	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage (2)
Beachhead	5,252,184	5,252,184	5,252,184	5,252,184	13.3%
CCP 2018(1)	0	4,391,170	4,391,170	4,391,170	11.2%
Centurium GP(1)	0	4,391,170	4,391,170	4,391,170	11.2%
CCCI 2018(1)	0	861,014	861,014	861,014	2.2%
Centurium SLP-B(1)	0	861,014	861,014	861,014	2.2%
Centurium GP Holdco(1)	0	5,252,184	5,252,184	5,252,184	13.3%
Centurium TopCo(1)	0	5,252,184	5,252,184	5,252,184	13.3%
Mr. Li (1)	0	5,252,184	5,252,184	5,252,184	13.3%

(1)	Beachhead is approximately 83.6% owned by CCP 2018 and approximately 16.4% owned by CCCI 2018. Centurium GP Holdco and Centurium TopCo are the direct and indirect sole shareholders of Centurium GP and Centurium SLP-B, respectively, and Mr. Li is the sole shareholder of Centurium TopCo. As such, each of CCP 2018, Centurium GP, CCCI 2018, Centurium SLP-B, Centurium GP Holdco, Centurium TopCo and Mr. Li may exercise voting and dispositive power over the shares held by Beachhead.

(2)	The percentages used herein are calculated based on 39,361,616 Ordinary Shares issued and outstanding as of December 31, 2018 as provided in the Issuer’s Form 6-K filed on March 6, 2019.

Each of CCP 2018, Centurium GP, CCCI 2018, Centurium SLP-B, Centurium GP Holdco, Centurium TopCo and Mr. Li disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all the Ordinary Shares.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) Not applicable.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement dated March 12, 2019 by the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2019

BEACHHEAD HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, L.P.

By:	CENTURIUM CAPITAL PARTNERS 2018 GP LTD., GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, GP LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL 2018 CO-INVEST, L.P.

By:	CENTURIUM CAPITAL 2018 SLP-B LTD., GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL 2018 SLP-B LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS (BVI) LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

HUI LI

By:	/s/ Hui Li